Filed Pursuant to Rule 433
Under the Securities Act of 1933
Registration Statement No 333-148769
January 24, 2008
NATIONAL CITY CORPORATION
FINAL TERM SHEET
6,000,000 Depositary Shares
(Each representing 1/4,000th ownership interest in a share of the perpetual 9.875% Fixed-to-
Floating Rate Non-Cumulative Preferred Stock, Series F, $100,000 liquidation preference per share)

Issuer:	National City Corporation (“National City”)

Securities:	Depositary Shares (“Depositary Shares”), each representing 1/4,000th ownership interest in a share of the perpetual 9.875% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series F, $100,000 liquidation preference per share of National City (“Preferred Stock”).

Size:	6,000,000 Depositary Shares, collectively representing 1,500 shares of Preferred Stock and $150,000,000 in the aggregate.

Price to Public:	$25 per Depositary Share

Option to Purchase Additional Depository Shares:	900,000 Depositary Shares, collectively representing 225 shares of Preferred Stock.

Dividends (Non-Cumulative):	(1) From the Settlement Date to (but not including) February 1, 2013, at a rate per annum equal to 9.875%, and (2) thereafter, at a rate per annum equal to Three-Month LIBOR for the related dividend period plus 6.330%.

Dividend Payment Date:	Each February 1, May 1, August 1 and November 1, commencing on May 1, 2008

Pricing Date:	January 24, 2008

Settlement Date:	January 30, 2008

Maturity:	Perpetual, unless redeemed by National City, subject to prior Federal Reserve approval under current Federal Reserve guidelines applicable generally to bank holding companies.

Redemption:	The Preferred Stock is not redeemable by National City prior to February 1, 2013. On and after that date, the Preferred Stock will be redeemable in whole or in part, at National City’s option and subject to certain limitations, from time to time at a cash redemption price of $100,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends.

Ranking:	The Preferred Stock will rank senior to National City’s common stock and all other equity securities designated as ranking junior to the Preferred Stock, and equally with National City’s currently outstanding Series D Preferred Stock, the Series E Preferred Stock to be issued by National City to National City Preferred Capital Trust I in connection with the Normal APEX offering, and all other equity securities designated as ranking on a parity with the Preferred Stock with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of National City.

Capital Treatment; Proceeds; Expenses and Use of Proceeds:	The Preferred Stock will be Tier 1 Capital for bank regulatory purposes. The proceeds from the offering, before expenses and underwriting commissions, are expected to be $150,000,000 in the aggregate (or $172,500,000 in the aggregate if the underwriter exercises in full its option to purchase additional Depositary Shares) and National City’s estimated total out-of-pocket expenses are $500,000, excluding underwriting commissions. National City intends to use the net proceeds of the offering for general corporate purposes, including to increase its liquidity and to increase National City’s capital and that of its subsidiary, National City Bank.

Listing:	National City will apply to list the Depositary Shares on the New York Stock Exchange under the symbol “NCC Pr F”.

CUSIP/ISIN:	635405 707 / US6354057076

Bookrunner:	Goldman, Sachs & Co.
This communication is intended for the sole use of the person to whom it is provided by us.
National City has filed a registration statement (including a prospectus and prospectus supplements) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents National City has filed with the Securities and

Exchange Commission for more complete information about National City and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Copies of the prospectus and prospectus supplements relating to the offering may be obtained from Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, Attention: Prospectus Department (212-902-1171 or 866-471-2526).
Terms are used in this term sheet with the meanings assigned to them in the prospectus subject to completion, dated January 24, 2008, included in the registration statement referred to above.